UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: June 8, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated June 8, 2010, entitled “CNOOC Ltd’s BZ25-1/ BZ25-1South oilfields Back to Full Production.”

Exhibit 99.1

For Immediate Release

CNOOC Ltd’s BZ25-1/ BZ25-1South oilfields Back to Full Production

(Hong Kong, June 8, 2010) - CNOOC Limited (“the Company" or “CNOOC Ltd,” NYSE: CEO, SEHK: 883) announced today that its BZ25-1/BZ25-1South oilfields, which suspended production due to facility damage caused by strong winds in November 2009, are back into production.

Currently, the production capability of BZ25-1/ /BZ25-1South oilfields has recovered to its normal level. The fields can produce about 27,000 barrels of oil per day before the incident.

After the strong winds, in order to resume its production as early as possible, the Company, together with its partner, worked out a recovery plan for BZ25-1/BZ25-1South oilfields and implemented it in a timely manner.

BZ25-1/BZ25-1South oilfields, jointly developed by CNOOC Ltd. and Chevron, are located in the southeast part of Bohai Bay. CNOOC Ltd. holds 83.8% interest and acts as the Operator, while Chevron holds the remaining 16.2% interest.

– End –

Notes to Editors:
More information about the Company is available at http://www.cnoocltd.com.
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This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “plan”, “predict” and similar expressions are intended to identify such forward-looking statements. These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances. However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations. For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2009 Annual Report on Form 20-F filed on April 23, 2010.
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For further enquiries, please contact:

Mr. Jiang Yongzhi
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1731
Fax: +86-10-8452-1441
E-mail: jiangyzh2@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: sharon.fung@knprhk.com